UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) or (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

GREENFIRE RESOURCES LTD.

(Exact name of registrant as specified in its charter)

Alberta	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1900 – 205 5th Avenue SW
Calgary, Alberta	T2P 2V7
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Rights to purchase Common Shares	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

Background

On November 6, 2024, the Board of Directors (the “Board”) of Greenfire Resources Ltd. (the “Company”) approved the Shareholder Rights Plan (the “Rights Plan”) as set forth in the Shareholder Protection Rights Plan Agreement, dated November 6, 2024 (the “Rights Plan Agreement”). The purpose of the Rights Plan is to ensure, to the extent possible, that (a) all shareholders of the Company are treated fairly and equally in connection with any unsolicited take-over bid or other attempt to acquire control of the Company (including by way of a “creeping” take-over bid or the acquisition of a control block through private agreements between a few large shareholders) and (b) the Board has sufficient opportunity to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any unsolicited take-over bid or other attempt to acquire control of the Company, including pursuant to the Board’s current strategic review process to maximize shareholder value.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan. This summary is qualified in its entirety by the provisions of the Rights Plan Agreement, a copy of which is included as an exhibit to this registration statement.

Effective Date and Term

The Rights Plan became effective on November 6, 2024 (the “Effective Date”), after approval by the Board on November 6, 2024. Pending shareholder ratification and approval of the Rights Plan, the Rights Plan will remain in effect so that its intent is not circumvented prior to the meeting. If the Rights Plan is not ratified by the Company’s shareholders on or before March 18, 2025, the Rights Plan and all Rights (as defined below) issued thereunder will terminate and cease to be effective at that time.

Issue of Rights

Pursuant to the Rights Plan, one right (a “Right”) will be issued and attached to each common share of the Company (a “Common Share”) outstanding at the record time, which is 5:00 p.m. (Calgary time) on November 15, 2024. A Right will also be attached to each Common Share issued after the record time. The issuance of the Rights will not change the manner in which shareholders trade their Common Shares.

Subject to the terms of the Rights Plan, the Rights issued under the Rights Plan become exercisable only if a person (the “Acquiring Person”), together with certain related persons (including persons “acting jointly or in concert” as defined in the Rights Plan), acquires or announces its intention to acquire 20% or more of the Common Shares without complying with the “Permitted Bid” provisions of the Rights Plan. Following a transaction that results in a person becoming an Acquiring Person, the Rights entitle the holder thereof (other than the Acquiring Person and certain related persons) to purchase Common Shares at a significant discount to the market price at that time.

Rights Exercise Privilege

The Rights are not exercisable initially. The Rights generally separate from the Common Shares and become exercisable ten trading days after the earlier of (i) the first date of public announcement by the Company or the Acquiring Person that a person has become an Acquiring Person or (ii) the date of commencement of or first public announcement of the intention of any person to commence a take-over bid, other than by an acquisition pursuant to a Permitted Bid or Competing Permitted Bid (each as defined below) or such later time as may be determined by the Board pursuant to the terms of the Rights Plan (in any such case, the “Separation Time”).

Grandfathered Person

The Rights Plan will not be triggered solely by the holding of 20% or more of the Common Shares by a shareholder and its affiliates, associates and joint actors prior to the date hereof, as any such person would be “Grandfathered Persons” (as defined in the Rights Plan) subject to the terms of the Rights Plan; however, subsequent purchases of Common Shares of the Company by a Grandfathered Person after the Effective Date may cause such person to become an Acquiring Person pursuant to the terms of the Rights Plan.

Under the Rights Plan, the Common Shares that Waterous Energy Fund Management Corp., in its capacity as manager of certain limited partnerships (collectively, “WEF”), agreed to purchase pursuant to agreements with certain shareholders of the Company to acquire 43.3% of the Common Shares (the “Proposed Transaction”) are considered to be beneficially owned by WEF as at the Effective Date and as a result WEF is “grandfathered” pursuant to the terms of the Rights Plan. As such, completion of the Proposed Transaction by WEF (or its affiliates, associates and joint actors) does not result in WEF becoming an Acquiring Person under the terms of the Rights Plan. However, pursuant to the terms of the Rights Plan, if WEF (or its affiliates, associates and joint actors) acquires additional Common Shares constituting more than 1% of the then outstanding Common Shares, WEF will become an Acquiring Person. The effect of the Rights Plan is to prevent WEF from acquiring more than 44.3% of the Common Shares.

Permitted Bids and Competing Permitted Bids

The Rights Plan is not triggered if an offer to acquire Common Shares would allow sufficient time for the Company’s shareholders to consider and react to the offer and would allow them to decide to tender or not tender without the concern that they will be left with illiquid Common Shares should they not tender.

A “Permitted Bid” is a take-over bid made in compliance with the Canadian take-over bid regime. Specifically, a Permitted Bid is a take-over bid that is made to all shareholders, that is open for 105 days (or such shorter period as is permitted under the Canadian take-over bid regime) and that contains certain conditions, including that no Common Shares will be taken up and paid for unless more than 50% of the Common Shares that are held by Independent Shareholders (as defined in the Rights Plan) are tendered to the take-over bid.

A “Competing Permitted Bid” is a take-over bid, meeting certain conditions, that is made while another Permitted Bid is in existence.

A Permitted Bid is not required to be approved by the Board and such bids may be made directly to Shareholders. Acquisitions of Common Shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in Event (as defined below).

Flip In Event

A transaction in which a Person becomes an Acquiring Person is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the Stock Acquisition Date (as defined in the Rights Plan), will become void upon the occurrence of a Flip-in Event. After the close of business on the tenth trading day after the first public announcement of the occurrence of a Flip-in Event, each Right (other than those held by the Acquiring Person) will entitle the holder to purchase, for the “Exercise Price” (as defined in the Rights Plan), that number of Common Shares having an aggregate market price equal to three times the Exercise Price.

If a holder of Common Shares holds Rights and it does not exercise them following a Flip-in Event, a Shareholder may suffer substantial dilution. By permitting holders of Rights other than an Acquiring Person to acquire Common Shares at a discount to market value, the Rights may cause substantial dilution to a person or group that acquires 20% or more of the Common Shares other than by way of a Permitted Bid or other than in circumstances where the Rights are redeemed or the Board waives the application of the Rights Plan.

Waiver and Redemption

The Board may, before the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event that would occur as a result of a take-over bid made under a circular prepared in accordance with applicable securities laws to all of the Company’s holders of Common Shares. In such event, the Board shall be deemed to also have waived the application of the Rights Plan to any other Flip-in Event occurring as a result of any other takeover bid made under a circular prepared in accordance with applicable securities laws to all of the holders of Common Shares prior to the expiry of any take-over bid for which the Rights Plan has been waived or deemed to have been waived.

Subject to the prior consent of the Company’s shareholders, the Board may also, before the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event that would occur as a result of an acquisition of Common Shares other than pursuant to a take-over bid made under a circular prepared in accordance with applicable securities laws to all of the Company’s holders of Common Shares.

In such event, the Board shall extend the Separation Time to a date at least ten business days subsequent to the meeting of shareholders called to approve such waiver.

The Board may also waive the application of the Rights Plan to an inadvertent Flip-in Event, on the condition that the person who became an Acquiring Person in the Flip-in Event reduces its beneficial ownership of Common Shares such that it is not an Acquiring Person within ten days of the determination of the Board (or any earlier or later time specified by the Board).

Subject to the prior consent of the Company’s shareholders, until the occurrence of a Flip-in Event, the Board may choose to redeem all but not less than all of the then outstanding Rights at $0.00001 per Right. In the event that a person acquires Common Shares pursuant to a Permitted Bid, a Competing Permitted Bid or pursuant to a transaction for which the Board have waived the application of the Rights Plan, then the Board shall, immediately upon the consummation of such acquisition, without further formality, be deemed to have elected to redeem the Rights at the redemption price.

Amendment

Before shareholder confirmation of the Rights Plan, the Board may, without the approval of holders of Common Shares and Rights, amend, supplement, vary, delete or rescind the Rights Plan in order to make any changes that the Board, acting in good faith, may deem necessary or desirable.

Following shareholder confirmation of the Rights Plan, the Board may, without the approval of holders of Common Shares and Rights, make amendments: (i) to correct clerical or typographical errors; and (ii) which are required to maintain the validity of the Rights Plan as a result of any change in applicable legislation, regulations or rules thereunder. Any such amendment, if made before the Separation Time, be submitted for approval to the holders of Common Shares at the next meeting of shareholders and, if made after the Separation Time, must be submitted to the holders of Rights for approval.

At any time before the Separation Time, the Board may, with the prior consent of holders of Common Shares and Rights, received at the special meeting called and held for such purpose, amend, vary or rescind any of the provisions of the Rights Plan or the Rights, whether or not such action would materially adversely affect the interests of the Rights generally.

At any time after the Separation Time, the Board may, with prior consent of the holders of Rights received at the meeting called and held for such purpose, amend, vary or rescind any of the provisions of the Rights Plan or the Rights, whether or not such action would materially adversely affect the interests of the Rights generally.

 Item 2. Exhibits.

Exhibit No.	Description

3.1	Articles of the Company, dated as of December 9, 2022 (incorporated by reference to Exhibit 3.1 of the Company’s Form F-4/A, File No. 333-271381, filed with the SEC on August 11, 2023).

3.2	Amendment to Articles of the Company, dated as of September 19, 2023 (incorporated by reference to Exhibit 1.1.2 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 27, 2024).

3.3	By-laws of the Company, dated as of December 9, 2022 (incorporated by reference to Exhibit 3.2 of the Company’s Form F-4/A, File No. 333-271381, filed with the SEC on August 11, 2023).

4.1	Shareholder Protection Rights Plan Agreement, dated as of November 6, 2024, between the Company and Odyssey Trust Company.

4.2	Form of Rights Certificate (included as part of Exhibit 4.1 hereto).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: November 12, 2024

GREENFIRE RESOURCES LTD.

	By:	/s/ Tony Kraljic
		Name:	Tony Kraljic
		Title:	Chief Financial Officer